                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of November 2004
               Business Acquisition Report dated November 23, 2004
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant  files or will file annual reports
under cover Form 20-F or Form 40-F:         Form 20-F         40-F  X
                                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:        No: X
    ---        ---


Portland

                           BUSINESS ACQUISITION REPORT

                                  FORM 51-102F4


ITEM 1:           IDENTITY OF COMPANY

1.1      NAME AND ADDRESS OF COMPANY:

         ID Biomedical Corporation
         1620 - 200 Burrard Street
         Vancouver, British Columbia
         V6C 3L6

         Telephone:        (604)  431-9314
         Fax:              (604)  431-9378


1.2      NAME AND CONTACT INFORMATION FOR KNOWLEDGEABLE EXECUTIVE OFFICER:

         Name:             Todd R. Patrick
         Title:            President
         Telephone:        (425) 482-2601

ITEM 2:           DETAILS OF ACQUISITION

2.1      NATURE OF BUSINESS ACQUIRED

ID Biomedical Corporation ("IDB") acquired the assets of the vaccine business previously carried on by Shire BioChem Inc. ("SHIRE"). The acquisition included the purchase of all of the issued and outstanding shares of Shire's wholly-owned subsidiary Shire Biologics Inc. ("SHIRE BIOLOGICS").

Through this acquisition, IDB has acquired, among other things:

(a) an antigen supply for IDB's intranasal FluInsure vaccine, which is currently in clinical trials;

(b) an injectable flu vaccine (known as Fluviral) previously developed by Shire;

(c) an agreement with the Canadian government which provides that the Canadian government will buy Fluviral for public use and will pay a certain percentage of required capital investments to develop sufficient infrastructure and capacity to guarantee a supply of Fluviral for the entire population of Canada in the event of a pandemic. IDB expects to sell approximately 7 million doses of Fluviral to the Canadian government under this agreement in 2004;

(d) an agreement with Technology Partnerships Canada pursuant to which that Canadian federal government agency agrees to provide funding for the development of a portfolio of pipeline vaccine candidates which were previously being developed by Shire;

(e) a 120,000 square foot influenza vaccine manufacturing facility and fill/finish plant in St. Foy, Quebec that is currently being expanded to 200,000 square feet. When this expansion is complete, total manufacturing capacity at this plant is expected to be 40 million to 50 million doses of flu vaccine per year;

(f) a 68,000 square foot vaccine research centre currently under construction in Laval, Quebec;

(g) a 60,000 square foot fully integrated vaccine development and pilot manufacturing facility in Northborough, Massachusetts; and

(h) a pipeline of vaccine candidates targeting various diseases which were previously under development by Shire.

The vaccine business acquired generated sales of approximately Cdn$36 million in 2003, primarily from the sale of Fluviral vaccines. As a result of the acquisition, IDB is now the 5th largest influenza vaccine manufacturer in the world.

2.2      DATE OF ACQUISITION

September 9, 2004.

2.3      CONSIDERATION

The total purchase price for the acquisition was US$120,000,000. The purchase price was paid as follows:

         (a)      US$30,000,000 in cash was paid to Shire at closing;

         (b) US$30,000,000 in cash was paid at closing to an escrow agent to hold in trust. On the first anniversary of the closing date, the full US$30,000,000 will be paid by the escrow agent to Shire. All interest which accrues on this amount while it is held in escrow will be paid to IDB on the first anniversary of the closing date; and

         (c) a total of 4,931,864 subscription receipts were issued by IDB to Shire at closing. Beginning on January 10, 2005 and continuing until July 9, 2006, each subscription receipt is exercisable for one common share of IDB at no additional consideration. If the Company completes one or more cash offerings within 22 months after closing, Shire may elect to exchange all or part of its subscription receipts for up to US$60 million cash. In addition, during the first four months after closing, IDB has the right to require Shire to deliver the subscription receipts back to IDB (for cancellation) in return for a cash payment of US$60,000,000.

All cash payments made by IDB were made from cash on hand.

Under the terms of the agreement, IDB is required to reimburse Shire for the net operating working capital at June 30, 2004 and the net cost of operating the vaccines business from June 30, 2004 until closing. These adjustments are detailed in the financial statements attached hereto.

2.4      EFFECT ON FINANCIAL POSITION

Under the term of the agreement Shire has provided IDB with a loan facility of up to US$100 million, which can be drawn down over a 4 year period ending September 9, 2008. This facility can be used by IDB to fund development of injectable flu and pipeline products within the vaccines business acquired from Shire. This loan will be repayable out of income generated by IDB on future non-Canadian injectable flu and other pipeline product sales or licensing, subject to certain minimum annual repayments in respect of US$30 million of the drawings. Additionally IDB anticipates funding the business through sales/leaseback and asset backed financing of the acquired facilities.

 2.5     PRIOR VALUATIONS

Not applicable.

2.6      PARTIES TO TRANSACTION

No informed person, associate or affiliate (as those terms are defined in National Instrument 51-102) of IDB was involved in the transaction other than a wholly-owned subsidiary of IDB which purchased the shares of Shire Biologics from Shire and certain other wholly-owned subsidiaries of IDB which provided guarantees of IDB's obligations under the Loan Facility Agreement.

2.7      DATE OF REPORT

This report is dated November 23, 2004.

ITEM 3:           FINANCIAL STATEMENTS

All financial statements and other information required by Part 8 of National Instrument 51-102 is attached hereto. The financial statements described as those of "Biologics Vaccines" are the financial statements of the business acquired by IDB from Shire.

 [KPMG LOGO]
         KPMG  LLP                                   Telephone (604) 691-3000
         Chartered Accountants                       Telefax      (604) 691-3031
         Box 10426, 777 Dunsmuir Street              www.kpmg.ca
         Vancouver BC V7Y 1K3
         Canada


COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
ID Biomedical Corp.

We have read the accompanying unaudited pro forma consolidated statements of operations of ID Biomedical Corp. (the "Company") for the nine months ended September 30, 2004 and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "ID Biomedical" to the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2004, and to the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement, after giving retroactive effect to the changes in accounting policies adopted by the Company in the nine month period ended September 30, 2004.

2. Compared the figures in the columns captioned "the Shire Business" to the historical consolidated financial information of the Shire Business for the period ended September 9, 2004, which have been calculated by combining to the Shire Business statement of operations for the six month period ended June 30, 2004, with financial information in the Shire Business internal accounting records for the period from July 1, 2004 to September 30, 2004, after giving effect to adjustments to present this financial information in a manner consistent with the presentation adopted by the Company in its consolidated financial statements, and to the audited financial statements of the Shire Business for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

          (a)  The basis for determination of the pro forma adjustments; and

          (b) Whether the pro forma consolidated financial statements comply as to form in all material respects with in all material respects with the published requirements of Canadian securities legislation.

The officials:

          (a) described to us the basis for determination of the pro forma adjustments, and

          (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with in all material respects with the published requirements of Canadian securities legislation.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "ID Biomedical Corporation" and "the Shire Business" for the nine months ended September 30, 2004, and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"KPMG LLP" (signed)

Chartered Accountants



Vancouver, Canada
November 23, 2004


                       KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

ID BIOMEDICAL CORPORATION
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the twelve months ended December 31, 2003 (expressed in Canadian dollars) (Unaudited)


                                                           IDB          THE SHIRE                                 PRO FORMA
                                                        BIOMEDICAL       BUSINESS     ADJUSTMENTS    NOTE 3(i)  CONSOLIDATED
                                                        ----------       --------     -----------    ---------  ------------
REVENUE
     Product sales..........................          $         --    $ 33,171,000   $        --                 $ 33,171,000
     Research and development contracts.....             4,141,450              --            --                    4,141,450
     Licensing..............................             2,697,210              --            --                    2,697,210
     Other..................................                    --       2,611,000            --                    2,611,000
                                                     -------------   -------------  ------------                -------------
                                                         6,838,660      35,782,000            --                   42,620,660

EXPENSES
     Cost of product sales..................                    --      27,966,000    (9,347,899)     (a)          18,618,101
     Research and development...............            31,568,420      29,261,722     4,268,803      (a)          65,098,945
     Research and development tax credits
       and grants...........................            (2,315,539)             --    (3,639,501)     (b)          (5,955,040)
     Selling, general and administrative....             7,019,722      10,415,039       740,027      (a)          18,174,788
     Depreciation and amortization..........             4,139,061              --    11,922,000    (a) (c)        16,061,061
                                                     -------------   -------------  ------------                -------------
                                                        40,411,664      67,642,761     3,943,430                  111,997,855
                                                     -------------   -------------  ------------                -------------
                                                       (33,573,004)    (31,860,761)   (3,943,430)                 (69,377,195)

OTHER INCOME (EXPENSES)
     Investment and other income............             1,489,572       4,419,000            --                    5,908,572
     Interest expense.......................               (36,750)        (27,000)       48,562      (d)             (15,188)
     Gain (Loss) on sale of short-term
       investment...........................             1,684,979        (66,000)            --                    1,618,979
     Loss on disposal of medical technology
       and other assets.....................            (1,317,503)     (2,400,000)           --                   (3,717,503)
                                                     -------------   -------------  ------------                -------------
                                                         1,820,298       1,926,000        48,562                    3,794,860
                                                     -------------   -------------  ------------                -------------

Loss before income taxes....................           (31,752,706)    (29,934,761)   (3,894,868)                 (65,582,335)

Income taxes................................                20,330         737,000      (737,000)     (e)              20,330
                                                     -------------   -------------  ------------                -------------

Loss for the period.........................          $(31,773,036)   $(30,671,761)  $(3,157,878)                $(65,602,665)
                                                     -------------   -------------  ------------                -------------

Basic and diluted loss per common share.....               $(0.89)                                                     $(1.84)
                                                           ------                                                     -------
                                                           ------                                                     -------

Weighted average number of common shares
  outstanding...............................            35,740,070                                                 35,740,070
                                                        ----------                                                 ----------
                                                        ----------                                                 ----------


See accompanying notes to pro forma consolidated financial statements.

ID BIOMEDICAL CORPORATION
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2004 (expressed in Canadian dollars) (Unaudited)

                                                          IDB           THE SHIRE                                 PRO FORMA
                                                       BIOMEDICAL        BUSINESS     ADJUSTMENTS    NOTE 3(ii)  CONSOLIDATED
                                                       ----------        --------     -----------    ----------  ------------
REVENUE:
     Product sales..........................          $ 13,590,927    $  6,536,193   $        --                 $ 20,127,120
     Research and development contracts.....             5,835,496              --            --                    5,835,496
     Licensing..............................             2,064,246              --            --                    2,064,246
     Other..................................               226,862              --            --                      226,862
                                                      -------------   -------------  ------------                -------------
                                                        21,717,531       6,536,193            --                   28,253,724

EXPENSES AND OTHER:
     Cost of product sales..................             7,171,924       5,679,420            --                   12,851,344
     Research and development...............            28,029,271      28,612,489            --                   56,641,760
     R&D tax credits and government
       assistance...........................            (1,128,681)     (4,874,607)           --                   (6,003,288)
     General and administrative.............             9,431,939       8,887,709            --                   18,319,648
     Depreciation and amortization..........             4,087,705       4,171,716     4,187,074      (a)          12,446,495
                                                      -------------   -------------  ------------                -------------
                                                        47,592,158      42,476,716     4,187,074                   94,255,959
                                                      -------------   -------------  ------------                -------------
                                                       (25,874,627)    (35,940,534)   (4,187,074)                 (66,002,235)

OTHER INCOME (EXPENSES):
     Investment and other income............            (3,240,342)       (902,653)           --                   (4,142,995)
     Net interest...........................              (142,857)          3,520            --                     (139,337)
     Loss on disposal of medical technology
       and other assets.....................               (26,744)             --            --                      (26,744)
                                                      -------------   -------------  ------------                -------------
                                                        (3,409,943)       (899,133)           --                   (4,309,075)
                                                      -------------   -------------  ------------                -------------


Loss before income taxes....................           (29,284,570)    (36,839,667)   (4,187,074)                 (70,311,311)

Income taxes................................                36,152         275,257      (275,257)     (b)              36,152
                                                      -------------   -------------  ------------                -------------

Net loss for the period.....................          $(29,320,722)   $(37,114,924)  $(3,911,816)                $(70,347,463)
                                                      -------------   -------------  ------------                -------------
                                                      -------------   -------------  ------------                -------------

Basic and diluted loss per common share.....                $(0.70)                                                    $(1.68)
                                                            ------                                                     ------
                                                            ------                                                     ------

Weighted average number of common shares
outstanding.................................            41,987,269                                                 41,987,269
                                                        ----------                                                 ----------
                                                        ----------                                                 ----------

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

     The accompanying unaudited pro forma consolidated financial statements of ID Biomedical Corporation ("the Company") have been prepared to reflect the purchase of the assets and operations of the vaccine business of Shire Biochem Inc. including the shares of Shire's wholly owned subsidiary Shire Biologics Inc. (collectively "the Shire Business").

     The accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004, have been prepared by management of the Company using the accounting policies disclosed or referred to in the Company's September 30, 2004 consolidated financial statements. In the opinion of management of the Company, the unaudited pro forma consolidated statements of operations include all adjustments necessary for the fair presentation, in all material respects, in accordance with Canadian generally accepted accounting principles.

     The unaudited pro forma consolidated statements of operations have been prepared from the historical consolidated financial statements of the Company for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and the historical consolidated financial information of the Shire Business for the periods ended September 9, 2004, which have been calculated by combining to the Shire Business statement of operations for the six month period ended June 30, 2004, included elsewhere in this Business Acquisition Report, with financial information in the Shire Business internal accounting records for the period from July 1, 2004 to September 30, 2004, after giving effect to adjustments to present this financial information in a manner consistent with the presentation adopted by the Company in its consolidated financial statements, and December 31, 2003.

     The unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2004 and for the twelve month period ended December 31, 2003 have been prepared as if the acquisition occurred on January 1, 2003. The unaudited pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. The unaudited pro forma adjustments and allocation of purchase price are preliminary as the Company has not yet completed the evaluation and allocation of the purchase price for the acquisition, as independent appraisals associated with the valuation of certain tangible and intangible assets and resolution of differences in the calculation of Net Purchased Working Capital and Net Operating Cash are not yet complete. The Company is currently attempting to resolve all outstanding matters, which will allow for finalization of the purchase price. Any final adjustments could affect the fair values assigned to the assets and liabilities, which would change the allocation of the purchase price.

     The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the consolidated financial position and consolidated results of operations that would have occurred if the transactions had been in effect on the dates indicated or of the financial position or operating results that may be obtained in the future.

2.   BUSINESS COMBINATION:

     Effective September 9, 2004, the Company acquired the Shire Business in a business combination transaction accounted for by the purchase price method with the Company identified as the acquirer. The assumptions and adjustments set out in Note 3 have been made to the pro forma consolidated statements of operations to reflect the transaction described in note 1 as if it had completed at the beginning of the period presented.

     The total fair value of the purchase consideration noted below has been allocated to the Shire Business's assets and liabilities, based on their estimated fair value.

     ----------------------------------------------------------------------------------------------
     Identifiable assets acquired:
        Cash                                                           $               (337,075)
        Other current assets                                                         31,125,896
        Long term receivable                                                            584,416
        Facilities and equipment                                                    159,563,049
        Medical technology and other assets                                          13,214,484
     Liabilities assumed:
        Current liabilities                                                         (20,569,200)
        Long-term debt                                                                 (990,001)
     ----------------------------------------------------------------------------------------------
                                                                                    182,591,569
     ----------------------------------------------------------------------------------------------
     Consideration:
        Cash paid or payable at closing                                $             59,779,806
        Cash payment due on September 9, 2005                                        38,625,000
        Subscription receipts                                                        77,250,000
        Acquisition costs                                                             6,936,763
     ----------------------------------------------------------------------------------------------
                                                                       $            182,591,569
     ----------------------------------------------------------------------------------------------

     As discussed in note 1, certain procedures in the process of allocating the consideration paid or payable to the fair value of the assets acquired and liabilities assumed, are not complete.


3.   UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS:

     (i) The actual amounts included in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 has been adjusted to reflect:

          (a) Adjustments made to the Shire Business to reflect the Company's cost of product sales accounting policy

          (b) Adjustments made to the Shire Business's financial statement presentation to be consistent with the Company's. These amounts were included by the Shire Business as research and development expenses in its separate financial statements.

          (c) Depreciation and amortization to equal amounts based on the fair values assigned to depreciable assets

          (d) Adjustments made to the Shire Business's financial statement presentation to be consistent with the Company's presentation. Amounts representing bank and credit card charges were reclassified to selling, general and administrative.

          (e) The offset of the Shire Business's tax expense by the Company's available losses.

     (ii) The actual amounts in the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2004 have been adjusted to reflect:

          (a) Depreciation and amortization to equal amounts based on the fair values assigned to depreciable assets.

          (b) The offset of the Shire Business's tax expense by the Company's available losses.

FINANCIAL STATEMENTS OF


BIOLOGICS VACCINES


DECEMBER 31, 2003, 2002 AND 2001

BIOLOGICS VACCINES

TABLE OF CONTENTS

-----------------------------------------------------------------------------------------------------------



Independent auditors' report...............................................................................1


Review report of independent auditors......................................................................2


Combined balance sheets....................................................................................3


Combined statements of operations..........................................................................4


Combined statements of changes in divisional equity........................................................5


Combined statements of comprehensive loss..................................................................6


Combined statements of cash flows..........................................................................7


Notes to the combined financial statements..............................................................8-45

[DELOITTE LOGO]                                        DELOITTE & TOUCHE LLP
                                                       1 Place Ville Marie
                                                       Suite 3000
                                                       Montreal QC H3B 4T9
                                                       Canada

                                                       Tel: (514) 393-3567
                                                       Fax: (514) 390-4116
                                                       www.deloitte.ca

INDEPENDENT AUDITORS' REPORT


To the directors of
Biologics Vaccines

We have audited the accompanying combined balance sheets of Biologics Vaccines (the "Company") as of December 31, 2003 and 2002, and the related combined statements of operations, changes in divisional equity, comprehensive income, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred net losses of $21.9M and $17.8M during the years ended December 31, 2003 and 2002 which raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ DELOITTE & TOUCHE LLP
------------------------------------
March 5, 2004 (except for Note 23 dated September 9, 2004)


Comments by Auditor on US-Canada Reporting Difference

In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the financial statements account for, disclose and present in accordance with generally accepted accounting principles conditions and events that cast substantial doubt on the Company's ability to continue as a going concern.

Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report dated March 5, 2004 (except for Note 23, dated September 9, 2004) is expressed in accordance with standards generally accepted in the United States of America, which require a reference to such conditions and events in the Auditors' Report.



/s/ DELOITTE & TOUCHE LLP
------------------------------------
September 9, 2004


                                                       Member of
                                                       Deloitte Touche Tohmatsu

[DELOITTE LOGO]                                        DELOITTE & TOUCHE LLP
                                                       1 Place Ville Marie
                                                       Suite 3000
                                                       Montreal QC H3B 4T9
                                                       Canada

                                                       Tel: (514) 393-3567
                                                       Fax: (514) 390-4116
                                                       www.deloitte.ca


REVIEW REPORT OF INDEPENDENT AUDITORS

To the Directors of Biologics Vaccines

We have reviewed the accompanying interim combined balance sheets of Biologics Vaccines (the "Company") as of June 30, 2004 and 2003, and the related interim combined statements of operations, changes in divisional equity, comprehensive loss, and cash flows for the six-month periods ended June 30, 2004 and 2003. These interim combined financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants and with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America and Canada, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such interim combined financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying interim combined financial statements have been prepared assuming that the Company will continue as a going concern. (As discussed in Note 2 to the accompanying combined financial statements, certain conditions raise substantial doubt about its ability to continue as a going concern). Management's plans in regard to these matters are also described in Note 2 to the combined financial statements.

We have previously audited, in accordance with standards generally accepted in the United States of America and Canada, the combined balance sheets of the Company as of December 31, 2003 and 2002, and the related combined statements of operations, changes in divisional equity, comprehensive loss, and cash flows for the years then ended. We expressed an unqualified opinion on those combined financial statements and included an explanatory paragraph concerning matters that raise substantial doubt about the Company's ability to continue as a going concern.




/s/ DELOITTE & TOUCHE LLP
------------------------------------
September 9, 2004


Comments by Auditor on US-Canada Reporting Difference

In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the financial statements account for, disclose and present in accordance with generally accepted accounting principles conditions and events that cast substantial doubt on the Company's ability to continue as a going concern.

Although we conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor, our report dated September 9, 2004 is expressed in accordance with standards established by the American Institute of Certified Public Accountants, which require a reference to such conditions and events in the Review Report.




/s/ DELOITTE & TOUCHE LLP
------------------------------------
September 9, 2004


                                                       Member of
                                                       Deloitte Touche Tohmatsu

BIOLOGICS VACCINES
COMBINED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE NOTED)

--------------------------------------------------------------------------------------------------------------------
                                                         AS AT                                  AS AT
                                            ------------------------------       ----------------------------------
                                             June 30,          June 30,           December 31,       December 31,
--------------------------------------------------------------------------------------------------------------------
                                               2004               2003                2003               2002
                                                 $                  $                   $                  $
                                            (unaudited)        (unaudited)          (audited)          (audited)
ASSETS
Current assets
    Cash                                         2,068                 701                245                 572
    Accounts receivable, net (Note 4)           10,770               6,154             21,107               7,907
    Inventories, net (Note 5)                    8,627               9,998              2,130               2,525
    Prepaid expenses and
        other current assets                       940                 391                614                 396
--------------------------------------------------------------------------------------------------------------------
Total current assets                            22,405              17,244             24,096              11,400
--------------------------------------------------------------------------------------------------------------------

Long-term receivable (Note 6)                      437                 513                533                 505
Investments                                          -                 243                178                 299
Property, plant and equipment,
    net (Note 7)                                74,796              61,658             66,730              53,379
Goodwill, net (Note 8)                           4,476               4,454              4,629               3,805
Other                                                -                  79                  -                 107
--------------------------------------------------------------------------------------------------------------------
Total long-term assets                          79,709              66,947             72,070              58,095
--------------------------------------------------------------------------------------------------------------------
Total assets                                   102,114              84,191             96,166              69,495
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

LIABILITIES AND DIVISIONAL EQUITY
Current liabilities
    Accounts payable (Note 9)                    2,521               2,299              6,822               3,188
    Accrued liabilities (Note 10)               10,312               7,936              2,893               3,478
    Current portion of long-term
        debt (Note 11)                             738                 735                764                 628
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                       13,571              10,970             10,479               7,294
--------------------------------------------------------------------------------------------------------------------

Long-term debt (Note 11)                           738               1,469                764               1,255
Deferred revenue                                    15                  15                 15                  13
--------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                        753               1,484                779               1,268
--------------------------------------------------------------------------------------------------------------------
Total liabilities                               14,324              12,454             11,258               8,562
--------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 20)

DIVISIONAL EQUITY (Note 19)
    Net contributions                          152,047             109,461            127,502              95,619
    Accumulated deficit                        (72,626)            (45,121)           (53,653)            (31,767)
    Accumulated other
        comprehensive income (loss)              8,369               7,397             11,059              (2,919)
--------------------------------------------------------------------------------------------------------------------
Total divisional equity                         87,790              71,737             84,908              60,933
--------------------------------------------------------------------------------------------------------------------
Total liabilities and divisional equity        102,114              84,191             96,166              69,495
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these combined financial statements.

BIOLOGICS VACCINES
COMBINED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE NOTED)

--------------------------------------------------------------------------------------------------------------------
                                         SIX MONTHS ENDED                              YEARS ENDED
                                    --------------------------     -------------------------------------------------
                                     June 30,         June 30,      December 31,    December 31,      December 31,
--------------------------------------------------------------------------------------------------------------------
                                       2004             2003            2003            2002             2001
                                         $                $               $               $                $
                                    (unaudited)      (unaudited)      (audited)       (audited)        (audited)

Product sales, net                      2,565            2,107           23,668           12,249            4,733
Milestone revenues                          -                -                -              583              586
Other revenues                          1,383              535            1,863            1,216            2,575
--------------------------------------------------------------------------------------------------------------------
Total net revenues                      3,948            2,642           25,531           14,048            7,894

Cost of sales                           6,972            4,093           19,954           13,247           12,419
--------------------------------------------------------------------------------------------------------------------
Gross profit (loss)                    (3,024)          (1,451)           5,577              801           (4,525)
--------------------------------------------------------------------------------------------------------------------

Operating expense
    Research and development           10,018           10,367           20,879           15,799           19,861
    General and administrative
        (Note 15)                       4,501            3,146            6,197            5,587           13,023
    Selling and distribution              492              618            1,236            1,079              730
    Impairment of property,
        plant and equipment               194                -            1,712                -                -
Operating income (Note 15)                  -                -                -           (5,036)               -
--------------------------------------------------------------------------------------------------------------------
Total operating expenses               15,205           14,131           30,024           17,429           33,614
--------------------------------------------------------------------------------------------------------------------
Operating loss                        (18,229)         (15,582)         (24,447)         (16,628)         (38,139)

Interest expense                          (35)              (9)             (19)             (82)            (118)
Other income (expense),
    net (Note 13)                        (625)           2,478            3,106             (799)          (7,194)
--------------------------------------------------------------------------------------------------------------------
Loss before income taxes              (18,889)         (13,113)         (21,360)         (17,509)         (45,451)

Provision for income taxes
    (Note 16)                             (84)            (241)            (526)            (258)            (425)
--------------------------------------------------------------------------------------------------------------------
NET LOSS                              (18,973)         (13,354)         (21,886)         (17,767)         (45,876)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these combined financial statements.

BIOLOGICS VACCINES
COMBINED STATEMENTS OF CHANGES IN DIVISIONAL EQUITY
(IN THOUSANDS OF US DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                         SIX MONTHS ENDED                              YEARS ENDED
                                    --------------------------     ------------------------------------------------
                                     June 30,         June 30,      December 31,    December 31,      December 31,
-------------------------------------------------------------------------------------------------------------------
                                       2004             2003            2003            2002             2001
                                         $                $               $               $                $
                                    (unaudited)      (unaudited)      (audited)       (audited)        (audited)
Net contribution, beginning
    of period                         127,502           95,619           95,619           70,471           23,654
During period                          24,545           13,842           31,883           25,148           46,817
-------------------------------------------------------------------------------------------------------------------
Net contribution, end of period       152,047          109,461          127,502           95,619           70,471
-------------------------------------------------------------------------------------------------------------------

(Deficit) retained earnings,
    beginning of period               (53,653)         (31,767)         (31,767)         (14,000)          31,876
    Net loss                          (18,973)         (13,354)         (21,886)         (17,767)         (45,876)
-------------------------------------------------------------------------------------------------------------------
Deficit, end of period                (72,626)         (45,121)         (53,653)         (31,767)         (14,000)
-------------------------------------------------------------------------------------------------------------------

Accumulated other
    comprehensive income
    (loss), beginning of period        11,059           (2,919)          (2,919)          (3,986)            (127)
Other comprehensive (loss) income:
    Foreign currency translation       (2,743)          10,420           14,022              471           (3,255)
    Net unrealized income
    (loss) on investments                  53             (104)             (44)             596             (604)
-------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
    income (loss), end of period        8,369            7,397           11,059           (2,919)          (3,986)
-------------------------------------------------------------------------------------------------------------------

Total divisional equity,
    beginning of period                84,908           60,933           60,933           52,485           55,403
    Net contribution                   24,545           13,842           31,883           25,148           46,817
    Net loss                          (18,973)         (13,354)         (21,886)         (17,767)         (45,876)
Other comprehensive (loss) income:
    Foreign currency translation       (2,743)          10,420           14,022              471           (3,255)
    Net unrealized income (loss)
        on investments                     53             (104)             (44)             596             (604)
-------------------------------------------------------------------------------------------------------------------
Total divisional equity,
    end of period                      87,790           71,737           84,908           60,933           52,485
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

    The accompanying notes are an integral part of these combined financial statements.

BIOLOGICS VACCINES
COMBINED STATEMENTS OF COMPREHENSIVE LOSS
(IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE NOTED)

-------------------------------------------------------------------------------------------------------------------
                                         SIX MONTHS ENDED                              YEARS ENDED
                                    --------------------------     ------------------------------------------------
                                     June 30,         June 30,      December 31,    December 31,      December 31,
                                       2004             2003            2003            2002              2001
-------------------------------------------------------------------------------------------------------------------
                                         $                $               $               $                 $
                                    (unaudited)      (unaudited)      (audited)       (audited)        (audited)

Net loss                              (18,973)         (13,354)         (21,886)         (17,767)         (45,876)
Other comprehensive (loss) income:
    Foreign currency translation       (2,743)          10,420           14,022              471           (3,255)
    Unrealized loss on investments         53             (104)             (44)            (450)            (604)
Reclassification of other-than-
    temporary impairment of
    investments (Note 13)                   -                -                -            1,046                -
-------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                    (21,663)          (3,038)          (7,908)         (16,700)         (49,735)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

There are no material tax effects relating to the items included above as the income tax benefit is fully offset by a valuation allowance.

The accompanying notes are an integral part of these combined financial statements.

BIOLOGICS VACCINES
COMBINED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS UNLESS OTHERWISE NOTED)

----------------------------------------------------------------------------------------------------------------------------
                                                  SIX MONTHS ENDED                            YEARS ENDED
                                             --------------------------     ------------------------------------------------
                                              June 30,         June 30,      December 31,    December 31,      December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                2004             2003            2003            2002              2001
                                                  $                $               $               $                 $
                                             (unaudited)      (unaudited)      (audited)       (audited)        (audited)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                   (18,973)         (13,354)         (21,886)         (17,767)         (45,876)

    Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Change in provision for
        doubtful accounts                          160               49                -             (707)            (148)
    Depreciation                                 2,025            2,401            4,282            3,341            3,360
    Impairment of property,
        plant and equipment                        194                -            1,712                -                -
    Decrease in deferred taxes                       -               28              126               20              119
    Non-cash research and
        development expense (Note 21)                -                -                -                -            4,507
    Non-cash interest expense                        -                -                -               45              118
    Write-down of long-term investments
        (Note 13)                                   97                -               49            1,046            6,048

Changes in operating assets and liabilities
    (Increase) decrease in accounts
        receivable, net                         10,177            1,704          (10,625)           4,014           (4,573)
    Decrease (increase) in inventories          (6,497)          (7,473)             870             (677)            (929)
    (Increase) decrease in prepaid expenses
        and other current assets                  (326)               5             (144)              47             (174)
    Increase (decrease) in accounts payable     (4,301)            (889)           2,722           (1,033)          (3,610)
    (Decrease) increase in accrued liabilities   7,419            4,458           (1,237)             234           (1,983)
    Decrease in deferred revenue                     -                -                -           (6,015)            (586)
----------------------------------------------------------------------------------------------------------------------------
    Net cash used in operating activities      (10,025)         (13,071)         (24,131)         (17,452)         (43,727)
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property, plant
        and equipment                          (10,285)         (10,680)          (7,639)          (3,766)          (3,279)
    Proceeds on sale of investments                121               56               79                -                -
    Decrease (increase) in
        long-term receivable                        96               (8)              76                -             (515)
----------------------------------------------------------------------------------------------------------------------------

    Net cash used in investing activities      (10,068)         (10,632)          (7,484)          (3,766)          (3,794)
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Increase (repayment) of long-term debt         (52)             321             (706)          (3,553)            (387)
    Net contributions                           24,545           13,842           31,883           25,148           46,817
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities       24,493           14,163           31,177           21,595           46,430
----------------------------------------------------------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash (2,577)           9,669              111                7              (50)
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                      1,823              129             (327)             384           (1,141)
Cash, beginning of period                          245              572              572              188            1,329
----------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                              2,068              701              245              572              188
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Supplemental information:
    Interest paid                                   35                9               19               41                -
    Income taxes paid                              442              421               19              328              488
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these combined financial statements.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


1.  OVERVIEW AND BASIS OF PREPARATION

    ORGANIZATION

    On July 31, 2003, Shire Pharmaceuticals Group plc ("Shire") announced its intention to divest its vaccine business. The accompanying combined financial statements include the accounts of Shire Biologics Inc., ("Shire Biologics") an indirect wholly-owned subsidiary of Shire, and certain assets, liabilities and operations of other Shire subsidiaries (collectively, the "Company"). The Company is being organized in connection with the proposed sale of the vaccine business.

    The Company includes the combined operations of Shire Biologics, a research and development entity based in Northborough, Massachusetts, and all assets, liabilities and operations of the vaccine commercial operations that are based in Quebec, Canada. The commercial operations develop and distribute Fluviral(R), an influenza vaccine and PACIS(R) for superficial bladder cancer and distribute NEISVAC-C for Meningitis C infection to customers in Canada.

    BASIS OF PREPARATION

    The combined financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The combined financial statements have been derived from the financial statements and accounting records of Shire using the historical results of operations and cash flows and the historic basis of assets and liabilities that were directly related to Shire's vaccine business prior to the proposed sale of the vaccine business.

    Changes to divisional equity in the periods presented arise from net loss, other comprehensive (loss) income and other deemed contributions from Shire. Only those assets and liabilities specifically identifiable to the Company or that will be transferred are included in the Company's combined balance sheets.

    Generally, the combined statements of operations include all revenues and costs directly attributable to the Company, including costs for production, research and development and selling and distribution directly charged to the Company as incurred. These statements do not reflect any allocation of corporate or shared services costs to the Company.

    In the combined financial statements, income taxes were determined on a separate return basis as if the Company had not been included in the income tax return of Shire BioChem Inc. (BioChem), a wholly owned subsidiary of Shire. However, BioChem was managing its tax position for the benefit of Shire as a whole and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.

    The unaudited interim combined financial statements have been prepared in accordance with US GAAP. They have been prepared following the same accounting policies and methods of application as those used for the annual combined financial statements for the year ended December 31, 2003. In the opinion of management, the unaudited interim combined financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and the cash flows for the periods presented. Operating results for the six months ended June 30, 2004 are not necessarly indicative of the results that may be expected for the year ending December 31, 2004.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


2.  GOING CONCERN ASSUMPTION

    The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the statements of operations, during the years ended December 31, 2003 and 2002 and the six-month periods ended June 30, 2004 and 2003, the Company incurred net losses of $21,900, $17,800, $19,400 and $13,400 respectively. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

    The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its financing agreements, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations from sources that are described in Note 22 to the financial statements.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) PRINCIPLES OF COMBINATION

        The combined financial statements include Shire Biologics as well as other assets, liabilities and operations that will be transferred to the Company. All inter-entity balances and transactions are eliminated. Transactions between Shire and the Company are included in the combined financial statements.

    (b) USE OF ESTIMATES

        The preparation of financial statements, in accordance with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the preparation of these combined financial statements, estimates and assumptions have been made by management, including, but not limited to, provisions for product returns, inventory valuations, and sales deductions. Actual results could differ from those estimates.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (c) REVENUE RECOGNITION

        The Company recognizes revenue when:
        o There is persuasive evidence of an arrangement;
        o Delivery of products has occurred or services have been rendered;
        o The seller's price to the buyer is fixed or determinable; and
        o Collectibility is reasonably assured.

        The Company's principal revenue streams and their respective accounting treatments are discussed below:

        (i) Product sales

            Revenue from vaccine product sales is recognized at the time of delivery (i.e. FOB destination). Revenue is recognized net of customer sales incentives and returns. The Company monitors and tracks the amount of returns and reduces revenues at the time of sale based on historical experience. In addition, the Company provides for bad debts based on historical experience and records such amounts within general and administrative expenses.

            A portion of the vaccine product sales involves the sale of vaccines purchased from third party suppliers. In these transactions, the Company is responsible for negotiating the sales price with the customer, making the payment to the supplier, establishing payment terms with the customer and also has the risk of loss if the customer does not make payment. As a result of its role as principal, the Company has recorded these transactions gross in the combined statements of operations.

            The Company's contract with the Government for the supply of Fluviral vaccine requires the Government to purchase minimum quantities. Revenue for any minimum purchase requirements that is not met is recognized at the end of the annual contract year (March
            31).

       (ii) Milestone and up-front payments

            The Company has entered into several research and development collaboration agreements that provide up-front and milestone payments.

            Where the Company has an ongoing involvement or performance obligation, up-front fees are recorded as deferred revenue and are recognized over the term of the performance obligation or relevant agreement. Under some circumstances, the obligation period is not contractually defined and the Company must therefore exercise judgment in estimating the period of time over which the performance obligations will be completed.

            Non-refundable milestone payments are recognized upon achievement of specified technical targets.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (c) REVENUE RECOGNITION (CONTINUED)

        (iii) Other revenues

            Other revenues represent distribution fees received from the provision of contract distribution services and a pandemic readiness fee. The Company records distribution fees, which are based on invoice costs of the goods shipped, at the time of product shipment. The pandemic readiness fee represents costs incurred to maintain a state of readiness plus a fixed margin. This fee is recognized as the readiness costs are incurred by the Company.

    (d) RESEARCH AND DEVELOPMENT

        Research and development expenditures are charged to the combined statements of operations in the period incurred, net of any government eligible assistance in relation to the research and development activities.

        The costs of equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) are capitalized as tangible assets when acquired or constructed. Depreciation on such assets used solely for research and development activities is classified in the combined statements of operations as research and development expense.

    (e) GOVERNMENT ASSISTANCE

        The Company and Technology Partnership Canada ("TPC"), a Canadian governmental agency, have an agreement whereby TPC provides funding assistance towards designated research and development costs. The TPC assistance is offset against research and development expenses as incurred and any amounts related to capital expenditures are credited against the related capital asset.

        The Company is also eligible for certain Quebec tax credits which are recognized against research and development costs as the tax credits are earned.

    (f) LEASED ASSETS

        The costs of operating leases are charged to operations on a straight-line basis over the lease term, even if rental payments are not made on such a basis.

    (g) DEFINED CONTRIBUTION PLAN

        The Company contributes to defined contribution plans of employees. Contributions are charged to the combined statements of operations as they become payable.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (h) INCOME TAXES

        The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards, SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

    (i) FOREIGN CURRENCY

        The functional currency of each component of the Company is the Canadian dollar. The reporting currency of the Company is the US dollar.

        Transactions in currencies other than the functional currency are converted into the functional currency at the rate of exchange ruling at the date of the transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated, and the date on which it is settled or translated, are recognized in the combined statements of operations as other (expenses) income.

        The financial statements of the Company are translated into US dollars for reporting purposes using the current rate method. Accordingly, assets and liabilities are translated at period-end exchange rates while revenues and expenses are translated at the period's average exchange rates. Adjustments resulting from these translations are accumulated and reported as a component of accumulated other comprehensive loss.

    (j) EMPLOYEE STOCK OPTION PLANS

        Certain employees of the Company were eligible to participate in employee stock option plans of Shire, which are described more fully in
        Note 18.

        The Company accounts for stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, the Company computes compensation costs for each employee stock option granted as the amount by which the quoted market price (or estimated fair value for options granted before the initial public offering) of the Company's shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. As required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has included the required SFAS 123 pro forma disclosures of net (loss) income as if the fair value-based method of accounting had been applied.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (j) EMPLOYEE STOCK OPTION PLANS (CONTINUED)

        The following table illustrates the effect on net (loss) income and
        (loss) income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

                                         SIX MONTHS ENDED                          YEARS ENDED
                                     --------------------------  --------------------------------------------------
                                     June 30,       June 30,       December 31,    December 31,      December 31,
                                       2004           2003             2003            2002              2001
                                     ------------------------------------------------------------------------------
                                         $              $                $              $                  $
                                    (unaudited)    (unaudited)       (audited)      (audited)          (audited)
           Net loss, as reported      (18,973)      (13,354)         (21,886)       (17,767)           (45,876)

           Total stock-based
             employee compensation
             expense determined
             under fair value based
             method, net of related
             tax effects               (1,000)       (1,051)          (2,227)        (1,781)              (743)
        -----------------------------------------------------------------------------------------------------------
           Pro forma net loss         (19,973)      (14,405)         (24,113)       (19,548)           (46,619)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

    (k) INVENTORIES, NET

        Inventories, consisting of finished goods, and raw materials and supplies, are stated at the lower of cost (including manufacturing overheads, where appropriate) and net realizable value. Cost is determined on a first-in, first-out basis.

    (l) INVESTMENTS

        Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control, over the investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Company records its investments in equity-method investees on the consolidated balance sheet as investments and its share of the investees' earnings or losses together with other-than-temporary impairments in value. There were no such amounts included for the periods presented.

        All other equity investments, which consist of investments for which the Company does not have the ability to exercise significant influence, are accounted for under the cost method or at fair value. Investments in private companies are carried at cost adjusted for other-than-temporary impairments in value. For public companies that have readily determinable fair values, the Company classifies its equity investments as available-for-sale and, accordingly, records these investments at their fair values with unrealized gains and losses included in accumulated other comprehensive (loss) income, net of any related tax effect. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included on a net basis in other (expense) income in the combined statements of operations. The cost of securities sold is based on the specific identification method.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (m) GOODWILL

        Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired.

        PERIODS ENDING ON OR BEFORE DECEMBER 31, 2001

        For periods ending on or before December 31, 2001, goodwill was amortized on a straight-line basis over a period of 20 years.

        The Company assessed the impairment of enterprise level goodwill periodically in accordance with the provisions of "APB 17", "Intangible Assets". The Company assessed goodwill for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. In completing this evaluation, the Company compared its best estimate of undiscounted future cash flows, excluding interest costs, with the carrying value of the assets. If undiscounted cash flows did not exceed the recorded value, an impairment was recognized to reduce the carrying value based on the expected discounted cash flows of the business unit. Expected cash flows were discounted at a rate commensurate with the risk involved.

        PERIODS COMMENCING ON OR AFTER JANUARY 1, 2002

        Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which applies to all goodwill and other intangible assets, recognized in the balance sheets at that date, regardless of when the assets were initially recognized. This statement requires that goodwill and other intangibles with indefinite lives no longer be amortized to operations, but instead be reviewed for impairment, at least annually. Other than goodwill, the Company has no intangible assets with indefinite useful lives.

        The Company annually examines the carrying value of goodwill to determine whether there are any impairment losses and has determined that for the year ended December 31, 2003, there are no such losses.

    (n) PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are shown at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. The costs of major renewals and improvements are capitalized.

        Depreciation is provided on a straight-line basis at rates calculated to write-off the cost less estimated residual value of each asset over its estimated useful life as follows:

                  Buildings                                35 years
                  Office furniture and fixtures            10 years
                  Equipment                               7-8 years
                  Information systems                       3 years

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (n) PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

        The cost of land is not depreciated. Construction in progress is not depreciated until the assets are completed and ready for their intended use.

        At the time property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts. The profit or loss on such disposal is reflected in the combined statements of operations.

    (o) IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT EXCEPT FOR GOODWILL AND INVESTMENTS

        The Company evaluates the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. When such a determination has been made, management's estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether an impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

        For assets identified as held for sale, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if recognition of an impairment is required. Until the assets are disposed of, the estimated fair value is reassessed when related events or circumstances change.

    (p) CONCENTRATION OF RISK

        Revenues are mainly derived from the contract with the Company's primary customer, the Government (representing all the provinces and territories of Canada), as disclosed in Note 19. As a result, any credit risk associated with these transactions is considered minimal.

        A significant proportion of revenue is derived from the sale of FLUVIRAL(R). During 2003, 2002 and 2001, net sales of this product were $19,902, $11,469 and $4,332 respectively, representing 84%, 94% and 92%
        of net product sales in each year respectively. As a result, factors affecting the sale or production of FLUVIRAL(R) may have a material effect on the financial condition, results of operations and liquidity of the Company.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (q) ACCOUNTING PRONOUNCEMENTS ADOPTED SUBSEQUENT TO DECEMBER 31, 2002

        o In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of a liability for asset retirement obligations be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS 143 was effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 effective January 1, 2003; there was no impact upon adoption.

        o In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses accounting and processing for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" (Issue 94-3). SFAS 146 requires that a liability for a cost associated with an exit or disposal liability is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, fair value is the objective for initial measurement of the liability. SFAS 146 was effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company adopted SFAS 146 on January 1, 2003; there was no impact upon adoption.

        o In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections" ("SFAS 145"). The principal change arising for this standard is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS 4 will no longer be classified as such. The provisions of SFAS 145 were effective for fiscal years beginning after May 15, 2002, although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Company adopted SFAS 145 on January 1, 2003; there was no impact upon adoption.

        o In November 2002, the EITF reached a final consensus related to "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The Task Force agreed the effective date for the consensus was for all revenue arrangements entered into in periods beginning after June 15, 2003, with early adoption permitted. The Company adopted EITF 00-21 on July 1, 2003; there was no impact upon adoption.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (q) ACCOUNTING PRONOUNCEMENTS ADOPTED SUBSEQUENT TO DECEMBER 31, 2002 (CONTINUED)

        o In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 were effective for interim and annual periods after December 15, 2002. The initial recognition and measurement requirements of FIN 45 were effective prospectively for guarantees issued or modified after December 31, 2002. There was no impact on the Company upon the adoption of FIN 45.

        o In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both a liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. There was no impact on the Company upon the adoption of SFAS 150.

    (r) ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE PERIOD

        FIN 46R
        o In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to FASB interpretation No. 46 "Consolidation of Variable Interest entities ("VIE"), an interpretation of Accounting Research Bulletin ("ARB") No. 51" ("FIN 46R"), which requires a VIE to be consolidated by a Company that will absorb a majority of the VIE's expected losses, receive a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the VIE.

            Prior to the adoption of FIN 46R, VIEs were generally consolidated by companies owning a majority voting interest in the VIE. The consolidation requirements of FIN 46R applied immediately to VIEs created after January 31, 2003, however, the FASB deferred the effective date for VIEs created before February 1, 2003 to the quarter ended March 31, 2004 for calendar year companies. Adoption of the provisions of FIN 46R prior to the deferred effective date was permitted. The adoption of FIN 46R had no impact on the Company.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (s) NEW ACCOUNTING PRONOUNCEMENTS

        EITF 03-01
        o In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-01" or the Issue). EITF 03-01 is applicable to (a) debt and equity securities within the scope of Statement of Financial Accounting Standards ("SFAS") No. 115, (b) debt and equity securities within the scope of SFAS No. 124 and that are held by an investor that reports a performance indicator, and (c) equity securities not within the scope of SFAS No. 115 and not accounted for under the Accounting Principles Board Opinion 18's equity method (e.g., cost method investments). EITF 03-01 provides a step model to determine whether an investment is impaired and if an impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures relating to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future investments within the scope of the issue, effective in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for annual periods for fiscal years ending after June 15, 2004. The Company does not expect the adoption of EITF 03-01 to have an impact on the Company.

4.  ACCOUNTS RECEIVABLE, NET

                                                                                  AS AT
                                                                   ----------------------------------
                                                                    December 31,       December 31,
                                                                       2003               2002
                                                                   ----------------------------------
                                                                         $                  $
                                                                     (audited)          (audited)
    Trade receivables                                                  16,211            5,974
    Government receivables                                              4,277            1,280
    Tax credit recoverable                                                617              490
    Income taxes receivable                                                 -              124
    Other receivables                                                       2               39
    -------------------------------------------------------------------------------------------------
                                                                       21,107            7,907
    -------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------

    Included within government receivables are amounts due in respect of an agreement with TPC, under which a contribution is made by TPC towards certain eligible research and development costs incurred. This receivable was $5,700 as of June 30, 2004, $3,400 as of December 31, 2003 and $1,000 as
    of December 31, 2002.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


4.  ACCOUNTS RECEIVABLE, NET (CONTINUED)

    Accounts receivable is stated net of a provision for doubtful accounts of $65 as of June 30, 2004, $225 as of December 31, 2003 and $240 as of December 31, 2002. The movement in the provision for doubtful accounts is as follows:

                                                                                AS AT
                                                        -------------------------------------------------------
                                                         December 31,         December 31,       December 31,
                                                               2003               2002               2001
                                                        -------------------------------------------------------
                                                                 $                  $                  $
                                                             (audited)          (audited)          (audited)
    As of January 1,                                               240                947               1,095
    Provision charged to income                                      -                111                  36
    Utilization                                                    (15)              (818)               (184)
    -----------------------------------------------------------------------------------------------------------
    As of December 31,                                             225                240                 947
    -----------------------------------------------------------------------------------------------------------

5.  INVENTORIES, NET

                                                           AS AT                            AS AT
                                               --------------------------    ----------------------------------
                                                June 30,         June 30,     December 31,       December 31,
                                                  2004             2003           2003               2002
                                               ----------------------------------------------------------------
                                                    $                $              $                  $
                                               (unaudited)      (unaudited)     (audited)          (audited)
    Finished goods                                   1,276              679              708            1,431
    Work in process                                  5,846            7,868                -                -
    Raw materials and supplies                       1,505            1,451            1,422            1,094
    -----------------------------------------------------------------------------------------------------------
                                                     8,627            9,998            2,130            2,525
    -----------------------------------------------------------------------------------------------------------

    Work in process is zero at the end of the fiscal year since the flu production is completed by the end of the third quarter each year.

    The inventories are net of a reserve for slow moving stock of $158 as of June 30, 2004, $229 as of December 31, 2003 and $142 as of December 31, 2002.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


6.  LONG-TERM RECEIVABLE

    In September 2000, the Company was awarded a one-year pandemic readiness contract by the Government, which required the Company to increase its production capacity. This also resulted in a substantial increase in the Company's demand for eggs. This receivable represents funds that were advanced by the Company to an egg supplier to finance an expansion in the egg supplier's production capacity. The advance is interest-free and repayable based on the Company's annual level of egg purchases from the supplier.

    The Company had a corresponding obligation to the Government as the Government initially advanced the funds required for the egg supplier's expansion to the Company. This obligation, which was payable upon demand, was repaid in December 2003.


7.  PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                            AS AT
                                                                             ----------------------------------
                                                                              December 31,       December 31,
                                                                                  2003               2002
                                                                             ----------------------------------
                                                                                    $                  $
                                                                                (audited)          (audited)
    Land                                                                            2,495               1,031
    Buildings                                                                      57,934              46,764
    Office furniture and fixtures                                                     921                 750
    Equipment                                                                      18,657              14,208
    Information systems                                                             1,669               1,339
    Construction in progress                                                        7,135               2,091
    -----------------------------------------------------------------------------------------------------------
                                                                                   88,811              66,183
    Less: Accumulated depreciation                                                (22,081)            (12,804)
    -----------------------------------------------------------------------------------------------------------
                                                                                   66,730              53,379
    -----------------------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------------------

    Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $4,282, $3,341 and $3,360 respectively.

    Depreciation expense for the six-month periods ended June 30, 2004 and 2003 was $2,025 and $2,401, respectively.


8.  GOODWILL, NET

                                                                                           AS AT
                                                                             ----------------------------------
                                                                              December 31,       December 31,
                                                                                  2003               2002
                                                                             ----------------------------------
                                                                                    $                  $
                                                                                (audited)          (audited)
    Goodwill                                                                        4,746               4,746
    Less: Accumulated amortization                                                   (849)               (849)
    Foreign exchange translation                                                      732                 (92)
    -----------------------------------------------------------------------------------------------------------
    Total                                                                           4,629               3,805
    -----------------------------------------------------------------------------------------------------------

    As described in Note 2 following the adoption of SFAS 142 effective January 1, 2002, goodwill is no longer amortized.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


8.  GOODWILL, NET (CONTINUED)

    ADOPTION OF SFAS 142

    The following table reflects the combined results of operations as if the adoption of SFAS 142 occurred as of January 1, 2001:

                                                                                  AS AT
                                                        -------------------------------------------------------
                                                         December 31,         December 31,       December 31,
                                                               2003               2002               2001
                                                        -------------------------------------------------------
                                                                 $                  $                  $
                                                             (audited)          (audited)          (audited)

    Net loss, as reported                                      (21,886)           (17,767)            (45,876)

    Add back: Goodwill amortization                                  -                  -                 231
    -----------------------------------------------------------------------------------------------------------
    Adjusted net loss                                          (21,886)           (17,767)            (45,645)
    -----------------------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------------------

    There is no tax effect related to the goodwill amortization disclosed above. The net book value of goodwill is all related to the commercial operations segment.

9.  ACCOUNTS PAYABLE

                                                                                            AS AT
                                                                             ----------------------------------
                                                                              December 31,       December 31,
                                                                                 2003               2002
                                                                             ----------------------------------
                                                                                    $                  $
                                                                                (audited)          (audited)
    Trade accounts payable                                                            647                 871
    Other accounts payable                                                          6,175               2,317
    -----------------------------------------------------------------------------------------------------------
                                                                                    6,822               3,188
    -----------------------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------------------

    Other accounts payable consists primarily of goods and services received but not yet invoiced.

10. ACCRUED LIABILITIES

                                                                                            AS AT
                                                                             ----------------------------------
                                                                              December 31,       December 31,
                                                                                  2003               2002
                                                                             ----------------------------------
                                                                                    $                  $
                                                                                (audited)          (audited)
    Reserve for product returns                                                       186                 580
    Compensation costs                                                              1,338               1,145
    Government obligation                                                             612               1,278
    Other accrued liabilities                                                         757                 475
    -----------------------------------------------------------------------------------------------------------
                                                                                    2,893               3,478
    -----------------------------------------------------------------------------------------------------------
    -----------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


11. LONG-TERM DEBT

                                                                                            AS AT
                                                                             ----------------------------------
                                                                              December 31,       December 31,
                                                                                  2003               2002
                                                                             ----------------------------------
                                                                                    $                  $
                                                                                (audited)          (audited)
    Term loan                                                                       1,528               1,883
    Less: current portion of long-term debt                                          (764)               (628)
    -----------------------------------------------------------------------------------------------------------
    Long-term debt                                                                    764               1,255
    -----------------------------------------------------------------------------------------------------------

    TERM LOAN

    The term loan from the Quebec provincial and Canadian federal governments ("Government loan") was provided to assist the Company in financing the costs of setting up the Quebec operations. The Government loan is unsecured and non-interest bearing and is repayable in annual installments of $764 through 2005.

    The loan contains certain restrictive covenants, the most significant of which require the Company to (i) build a vaccine production facility in Ste. Foy, Quebec, (ii) retain corporate existence for the duration of the loan, (iii) properly insure the Ste. Foy facility, and (iv) refrain from selling or otherwise disposing of the Ste. Foy facility. Any breaches of these covenants would require immediate repayment of the total amount of the loan.

    LINE OF CREDIT

    Shire entered into a $750 line of credit on behalf of Shire Biologics to manage short-term cash requirements. The interest rate is prime rate plus 0.5% and there is no fixed maturity date. As of December 31, 2003 and 2002, no amounts were outstanding on this line of credit.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

12. FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposal nor do they indicate the Company's intent or ability to dispose of the financial instrument. The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, approximates fair value due to the relatively short-term maturities of these instruments.


                                                                                Carrying             Fair
                                                                                 amount              value
                                                                             ----------------------------------
                                                                                    $                  $
    As of December 31, 2003:

    Financial assets
       Long-term receivable                                                           533                 393
       Investments                                                                    178                 178
    -----------------------------------------------------------------------------------------------------------
    Financial liabilities
       Long-term debt                                                               1,528               1,399
    -----------------------------------------------------------------------------------------------------------

    As of December 31, 2002:

    Financial assets
       Long-term receivable                                                           505                 347
       Investments                                                                    299                 299
    ----------------------------------------------------------------------------------------------------------
    Financial liabilities
       Long-term debt                                                               1,883               1,671
    -----------------------------------------------------------------------------------------------------------

    The following methods and assumptions were used by the Company in estimating fair values for financial instruments:

    Long-term receivable: The estimated fair value is based on discounted future cash flows for an interest-bearing instrument of similar maturity.

    Investments: The estimated fair value of investment securities is based on quoted market values. Long-term debt: The estimated fair value is based on discounted future cash flows for an interest-bearing debt instrument with similar maturity.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

13. OTHER (EXPENSE) INCOME, NET


                                                                                 AS AT
                                                        -------------------------------------------------------
                                                         December 31,         December 31,       December 31,
                                                              2003               2002               2001
                                                        -------------------------------------------------------
                                                                 $                  $                  $
                                                             (audited)          (audited)          (audited)
    Write-down of long-term investments                              -             (1,046)             (6,048)
    Loss on sale of long-term investments                          (47)                 -                   -
    Foreign exchange gain (loss)                                 3,153                247              (1,146)
    -----------------------------------------------------------------------------------------------------------
                                                                 3,106               (799)             (7,194)
    -----------------------------------------------------------------------------------------------------------

    WRITE-DOWN OF LONG-TERM INVESTMENTS

    2002

    The Company's investment in Cytovax Biotechnologies Inc. ("Cytovax") was written down as of December 31, 2002 due to an other-than-temporary impairment resulting from a sustained market price decline. This resulted in the re-classification of an unrealized holding loss of $1,046 from other comprehensive (loss) income to the other (expense) income, net in the combined statements of operations.

    2001

    In late 2000, the Company noted that BioVector Therapeutics, S.A. ("BioVector"), a privately held French company in which it held a 9.6% interest, had begun to experience financial and operational difficulties. At that time, management considered whether there was an other-than-temporary impairment and determined there was not, based on its estimate of BioVector's future operations, the historical financial information available and publicly available information. However, in April 2001, BioVector formally informed its investors that it was experiencing financial difficulties, principally due to an inability to attract additional research and development collaboration partners and an inability to identify additional sources of financing.

    The Company made a decision not to invest further money in BioVector and took steps to cancel all contracts therewith. Based on this decision and the financial difficulties being experienced by BioVector, the Company determined that it was appropriate to write off this investment; a charge of $6,049 was recognized in the year ending December 31, 2001. In February 2002, BioVector went into liquidation.

    LOSS ON SALE OF LONG-TERM INVESTMENTS

    2003

    In December 2003, the Company sold 191,500 shares of Cytovax, resulting in a loss on sale of investment of $49 before tax.

    2004

    In January 2004, the Company sold 308,500 shares of Cytovax, resulting in a loss on sale of investment of $97 before tax.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


14. DEFINED CONTRIBUTION RETIREMENT PLAN

    The Company employees based in the United States may elect to participate in a voluntary defined contribution plan, which allows qualified employees to make contributions through salary deductions under Section 401(K) of the Internal Revenue Code. Employee contributions are 100% matched by the Company up to 5% of an employee's compensation and are invested at the employee's discretion, among various investment alternatives.

    The Company employees based in Canada participate in a Canadian registered retirement savings plan. This defined contribution plan requires the Company to contribute up to 7% of employee salaries and up to 15% for executives.

    Company contributions to the plans totaled $430, $310 and $316 for the years ending December 31, 2003, 2002 and 2001, respectively, and were charged to operations as they became payable.

15. CONTRACT CANCELLATIONS

    FOR THE YEAR ENDING DECEMBER 31, 2002

    In December 1998, the Company entered into a development and licensing agreement with SmithKline Beecham plc (now "Glaxo SmithKline" or "GSK") for the development of a nasally administered influenza vaccine. Under the terms of the agreement, GSK agreed to manufacture and distribute the product worldwide except for Canada. The contract term varied on a country-by-country basis. The contract was terminated in December 2002 based on a mutual agreement. An up-front fee received in 1998 of approximately $5,000 that had been deferred, in accordance with the Company's revenue recognition policy, was recognized at that time. This has been reflected in other operating income in the combined statement of operations in 2002.

    FOR THE YEAR ENDING DECEMBER 31, 2001

    In December 1994, the Company entered into a distribution agreement with Urocor Inc. (Urocor) for the distribution of Pacis in the United States. This contract was for five years from the date of the first commercial shipment (June 2001). The Company was required to seek FDA approval for use of Pacis in treatment of (i) in carcinoma in situ ("CIS"), (ii) in CIS associated with papillary tumors of the bladder and (iii) use of the product in treatment of papillary tumors of the bladder, and to seek approval for the packaging of the product in vial form. The Company received a fee of $750 upon signing the agreement, which became repayable under certain conditions. This was deferred in accordance with the Company's revenue recognition policy. In January 2001, Urocor informed the Company that it was in default of the agreement. The Company and Urocor negotiated a contract termination payment whereby the Company paid $7,000. The payment, net of the signing fee of $750, has been reflected in general and administrative expenses in the combined statement of operations in 2001.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


16. PROVISION FOR INCOME TAXES

    In the combined financial statements, income taxes were determined on a separate return basis. The provision for income taxes, by location of the taxing jurisdiction for the years ending December 31, consisted of the following:

                                                                                      AS AT
                                                            -------------------------------------------------------
                                                             December 31,         December 31,       December 31,
                                                                   2003               2002               2001
                                                            -------------------------------------------------------
                                                                     $                  $                  $
                                                                 (audited)          (audited)          (audited)
        Current income taxes:
        Canadian corporation tax                                       106                 99                  99
        U.S. federal tax                                               294                139                 207
        -----------------------------------------------------------------------------------------------------------
        Total current taxes                                            400                238                 306
        -----------------------------------------------------------------------------------------------------------

        Deferred taxes
        U.S. federal tax                                               125                 20                 118
        U.S. state and local taxes                                       1                  -                   1
        -----------------------------------------------------------------------------------------------------------
        Total deferred taxes                                           126                 20                 119
        -----------------------------------------------------------------------------------------------------------
        Total provision for income taxes                               526                258                 425
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------


    Total current taxes for the six-month periods ended June 30, 2004 and June 30, 2003 are $84 and $211, respectively (unaudited). Total provision for income taxes for the six-month periods ended June 30, 2004 and June 30, 2003 are $84 and $241, respectively (unaudited).

    A reconciliation of the provision for income taxes included in these combined financial statements to that which would be expected at the Canadian corporation tax rate is shown in the table below.

                                                                                      AS AT
                                                            -------------------------------------------------------
                                                             December 31,         December 31,       December 31,
                                                                   2003               2002               2001
                                                            -------------------------------------------------------
                                                                     $                  $                  $
                                                                 (audited)          (audited)          (audited)

        Loss before income taxes                                   (21,360)           (17,509)            (45,451)
        -----------------------------------------------------------------------------------------------------------
        Canadian corporation tax rate                               (7,053)            (6,156)            (16,890)
        (2003 - 33.02%, 2002 - 35.16%; 2001 - 37.16%)
           Tax rate differences in foreign jurisdictions                31                 22                  25
           Canadian Large Corporations Tax                             106                 99                  99
           Permanent differences:
               Non-deductible portion of goodwill
                  amortization                                                              -                  87
               Non-deductible portion of research
                  and development expenses                                                  -               1,675
               Non-deductible portion of interest
                  expense                                                                  16                  43
               Non-deductible write-down of
                  long-term investments                                                   368               2,247
               Non-deductible unrealized foreign
                  exchange (gain) loss                              (1,041)               (87)                425
           Other                                                         -               (417)                  -
           Change in valuation allowance                             8,483              6,413              12,714
        -----------------------------------------------------------------------------------------------------------
        Provision for income taxes                                     526                258                 425
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


16. PROVISION FOR INCOME TAXES (CONTINUED)

    The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

                                                                                                AS AT
                                                                                 ----------------------------------
                                                                                  December 31,       December 31,
                                                                                      2003               2002
                                                                                 ----------------------------------
                                                                                        $                  $
                                                                                    (audited)          (audited)
        Deferred tax assets:
           Canadian net operating losses                                               27,131              17,656
           Canadian R&D expenses                                                        6,830               4,871
           Canadian investment tax credits                                              2,687               1,900
           Excess of tax value over book value of assets                                1,151               1,195
           Other                                                                          343                 324
        -----------------------------------------------------------------------------------------------------------
           Gross deferred tax assets                                                   38,142              25,946
           Less: valuation allowance                                                  (38,142)            (25,820)
        -----------------------------------------------------------------------------------------------------------
           Net deferred tax assets                                                          -                 126
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        Balance sheet classifications:
           Deferred tax assets - current                                                    -                  19
           Deferred tax assets - non-current                                                -                 107
        -----------------------------------------------------------------------------------------------------------
        Net deferred tax assets                                                             -                 126
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

    The Canadian net operating losses and other available deductions will not legally transfer to the Company at the time of distribution and will not be available to offset future tax liabilities.

17. EMPLOYEE STOCK OPTION PLANS

    Certain employees of the Company were eligible to participate in the employee stock option plans of Shire. The options were granted under the following plans:

    (i) SHIRE PHARMACEUTICALS GROUP PLC 2000 EXECUTIVE SHARE OPTION SCHEME ("2000 EXECUTIVE SCHEME")

        Options granted under the 2000 Executive Scheme vest six weeks prior to the expiration date. The options include performance criteria that accelerate the vesting terms. If Shire's share price increases at a compound rate of at least 14.5% per annum over a minimum three-year measurement period, 60% of the options will be exercisable. If these conditions are not met after the initial three-year measurement period, they will thereafter be tested quarterly by reference to compound annual share price growth over an extended period.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


17. EMPLOYEE STOCK OPTION PLANS (CONTINUED)

    (i) SHIRE PHARMACEUTICALS GROUP PLC 2000 EXECUTIVE SHARE OPTION SCHEME ("2000 EXECUTIVE SCHEME") (CONTINUED)

        During 2002, the vesting acceleration criteria were reviewed to ensure the criteria reflected the market in which Shire operates. Given Shire's development, it was considered appropriate that an earnings per share ("EPS") based measure should be adopted in place of share price growth targets. Therefore, the performance criteria was amended so that options would only become exercisable in full if Shire's EPS growth exceeds the U.K. Retail Prices Index ("RPI") over at least a three-year period for the following tranches of grants:

                  Options with a grant value of up to 100% of salary               RPI plus 3% per annum
                  Between 101% and 200% of salary                                  RPI plus 5% per annum
                  Between 201% and 300% of salary                                  RPI plus 7% per annum
                  Over 301% of salary                                              RPI plus 9% per annum

        The adoption of the new criteria applies to all options granted from August 2002 onwards.

   (ii) SHIRE PHARMACEUTICALS SHARESAVE SCHEME ("SHARESAVE SCHEME")

        Options granted under the Sharesave Scheme are granted with an exercise price equal to 80% of the mid-market price on the day before invitations are issued to employees. Employees may enter into three or five-year savings contracts.

  (iii) BIOCHEM STOCK OPTION PLAN ("BIOCHEM PHARMA")

        Following the acquisition of BioChem Pharma Inc. by Shire on May 11, 2001, the BioChem Pharma Plan was amended such that options were exercisable for shares of Shire. All BioChem Pharma options, which were not already exercisable, vested and became exercisable as a result of the acquisition. No further options were granted under the BioChem Pharma Plan.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


17. EMPLOYEE STOCK OPTION PLANS (CONTINUED)

  (iii) BIOCHEM STOCK OPTION PLAN ("BIOCHEM PHARMA") (CONTINUED)

        Options, with respect to employees of the Company, outstanding as of December 31, 2003 under the various plans are as follows:

                                            Number              Expiry period
             Scheme                       of options         from date of issue                   Vesting period
        -----------------------------------------------------------------------------------------------------------
             2000 Executive Scheme         1,150,488                     10 years            3 years, subject to
                                                                                            performance criteria
             Sharesave Scheme                  5,988       6 months after vesting                   3 or 5 years
             BioChem Plan                    115,227                     10 years                  Immediate on
                                                                                            acquisition by Shire
        -----------------------------------------------------------------------------------------------------------
             Total                         1,271,703
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The following tables summarize, with respect to employees of the Company, Shire stock options outstanding and exercisable under the various plans:


                                                     June 30, 2004                         June 30, 2003
                                           -------------------------------       ----------------------------------
                                             Weighted                               Weighted
                                             average                                 average
                                             exercise             Number            exercise            Number
                                               price             of shares            price            of shares
                                           --------------------------------      -----------------------------------
                                                    (in US dollars)                       (in US dollars)
                                                      (unaudited)                           (unaudited)

             Outstanding, beginning
               of period                          11.69          1,271,703              14.59             753,269
             Granted                                  -                  -               5.58             521,343
             Exercised                             6.13               (250)                  -                  -
             Forfeited                            12.19             (5,198)             20.74                (428)
        -----------------------------------------------------------------------------------------------------------

             Outstanding, end of period           11.84          1,266,255              11.13           1,274,184
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

             Exercisable, end of period           20.26            426,823              13.08             170,514
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

17. EMPLOYEE STOCK OPTION PLANS (CONTINUED)

                                                                                         December 31, 2003
                                                                                 ---------------------------------
                                                                                    Weighted
                                                                                    average
                                                                                    exercise            Number
                                                                                      price            of shares
                                                                                 ----------------------------------
                                                                                     (in US dollars) (audited)
             Outstanding, beginning of period                                         14.59               753,269
             Granted                                                                   6.32               586,634
             Exercised                                                                 -                        -
             Forfeited                                                                15.32               (68,200)
             ------------------------------------------------------------------------------------------------------

             Outstanding, end of period                                               11.69             1,271,703
             ------------------------------------------------------------------------------------------------------
             ------------------------------------------------------------------------------------------------------

             Exercisable, end of period                                               18.30               255,227
             ------------------------------------------------------------------------------------------------------
             ------------------------------------------------------------------------------------------------------

        All options granted under the 2000 Executive Scheme and BioChem Plan were issued with exercise prices equivalent to Shire's quoted market value on the date of grant.

        The options granted under the Sharesave Scheme were at a price of (pound)3.86 per option (approximately $6.91 per option). These options were granted with an exercise price equal to 80% of the mid-market price on the day before invitations were issued to employees.

        The average fair value of options granted in the year ending December 31, 2003 was $3.36 per option.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

17. EMPLOYEE STOCK OPTION PLANS (CONTINUED)

    (iii) BIOCHEM STOCK OPTION PLAN ("BIOCHEM PHARMA") (CONTINUED)

                                                                                         December 31, 2002
                                                                                 ----------------------------------
                                                                                    Weighted
                                                                                    average
                                                                                    exercise            Number
                                                                                      price            of shares
                                                                                 ----------------------------------
                                                                                  (in US dollars)       (audited)

             Outstanding, beginning of period                                         15.67               532,679
             Granted                                                                   8.48               237,747
             Exercised                                                                13.01               (11,379)
             Forfeited                                                                19.89                (5,778)
             -------------------------------------------------------------------------------------------------------

             Outstanding, end of period                                               14.59               753,269
             -------------------------------------------------------------------------------------------------------
             -------------------------------------------------------------------------------------------------------

             Exercisable, end of period                                               12.64               170,514
             -------------------------------------------------------------------------------------------------------
             -------------------------------------------------------------------------------------------------------

            All options granted under the 2000 Executive Scheme and BioChem Plan were issued with exercise prices equivalent to Shire's quoted market value on the date of grant.

            The options granted under the Sharesave Scheme were at a price of (pound)5.02 (approximately $8.08). These options were granted with an exercise price equal to 80% of the mid-market price on the day before invitations were issued to employees.

            The average fair value of options granted in the year ending December 31, 2002 was $4.40

                                                                                         December 31, 2001
                                                                                 ----------------------------------
                                                                                    Weighted
                                                                                    average
                                                                                    exercise            Number
                                                                                      price            of shares
                                                                                 ----------------------------------
                                                                                 (in US dollars)       (audited)

             Outstanding, beginning of period                                         12.20               573,621
             Granted                                                                  17.73               350,786
             Exercised                                                                21.59              (315,065)
             Forfeited                                                                21.98               (76,663)
             ------------------------------------------------------------------------------------------------------

             Outstanding, end of period                                               15.67               532,679
             ------------------------------------------------------------------------------------------------------
             ------------------------------------------------------------------------------------------------------

             Exercisable, end of period                                               11.45               181,893
             ------------------------------------------------------------------------------------------------------
             ------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


17. EMPLOYEE STOCK OPTION PLANS (CONTINUED)

  (iii) BIOCHEM STOCK OPTION PLAN ("BIOCHEM PHARMA") (CONTINUED)

        All options granted under the 2000 Executive Scheme and BioChem Plan were issued with exercise prices equivalent to Shire's quoted market value on the date of grant.

        No options were granted under the Sharesave Scheme in the year ending December 31, 2001.

        The average fair value of options granted in the year ending December 31, 2001 was $9.79. With respect to the employees of the Company, additional information regarding the stock options outstanding as of December 31, 2003 is as follows:


                                                                                                   Weighted
                                                                 Weighted                          average
                                                   Weighted       average                          exercise
                                                   average    exercise price      Number of        price of
            Number of options                     remaining     of options         options         options
               outstanding      Exercise prices      life       outstanding      exercisable     exercisable
                                       $
                524,949           6.01 - 7.00        9.1            6.1                  -            -
                 63,067           8.01 - 9.00        9.5            8.6                  -            -
                237,265           9.01 - 10.00       8.2            9.4              1,400           10.0
                  6,900          11.01 - 12.00       2.3           10.8              6,900           10.8
                 69,944          12.01 - 13.00       4.4           12.6             69,944           12.6
                  3,000          13.01 - 14.00       3.2           13.9              3,000           13.9
                 33,983          16.01 - 17.00       6.1           16.2             33,983           16.2
                 18,801          17.01 - 18.00       7.9           17.8                  -            -
                313,794          22.01 - 23.00       7.1           22.4            140,000           22.2
           -------------------                                                -----------------
              1,271,703                                                            255,227
           -------------------                                                -----------------
           -------------------                                                -----------------


        Pro forma information regarding net loss is required by SFAS 123 and has been determined as if the Company had accounted for employee stock option and plans under the fair value method of SFAS 123. The fair value of the options was estimated at the grant date using the Black-Scholes option-pricing model. Option valuation models require the use of highly subjective assumptions. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions, and trading limitations that impact their liquidity. Because employee stock options have differing characteristics and changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable measure of the fair value of employee stock options. The pro forma disclosures include options granted through December 31, 2003 and are not likely to be representative of the pro forma disclosures for future years. The estimated fair value of the options is amortized to expenses over the options' vesting period.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


17. EMPLOYEE STOCK OPTION PLANS (CONTINUED)

  (iii) BIOCHEM STOCK OPTION PLAN ("BIOCHEM PHARMA") (CONTINUED)

        The following table shows the effect on net (loss) income if the Company had applied the fair value recognition provisions of SFAS No. 123.

                                    Six months ended                          Years ended
                                --------------------------  --------------------------------------------------
                                June 30,       June 30,       December 31,    December 31,      December 31,
                                  2004           2003             2003            2002              2001
                                ------------------------------------------------------------------------------
                                    $              $          $                    $                  $
                               (unaudited)    (unaudited)       (audited)      (audited)          (audited)
        Net loss
        As reported              (18,973)         (13,354)         (21,886)      (17,767)            (45,876)
        Pro forma                (19,973)         (14,405)         (24,113)      (19,548)            (46,619)


        The fair value of stock options used to compute pro forma net (loss) income is the estimated present value at grant date, using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                         Six months ended                          Years ended
                                     --------------------------  -----------------------------------------------------
                                     June 30,       June 30,       December 31,    December 31,      December 31,
                                       2004           2003             2003            2002              2001
                                     ---------------------------------------------------------------------------------
                                    (unaudited)    (unaudited)       (audited)      (audited)          (audited)

             Risk-free interest rate      3.24%        2.61%        2.61 - 3.4%       2.24 - 4.30%        3.58 - 4.88%
             Expected dividend yield         0%           0%                 0%                 0%                  0%
             Expected life              5 years      5 years            5 years     3.19 - 5 years             5 years
             Expected volatility            49%          60%              60.0%              55.2%               59.5%

18. SEGMENT INFORMATION

    The Company has disclosed segment information for the individual operating segments of the business, based on the way in which the business is managed and controlled. The Company's principal reporting segments are classified by operational function, each being managed and monitored separately and serving different markets. The Company evaluates performance based on gross profit (loss) excluding depreciation, amortization and technical operations (referred to as adjusted gross profit) and operating (loss) income excluding depreciation, amortization, and contract termination costs (referred to as adjusted operating (loss) income). The Company does not have inter-segment transactions.

    The research and development segment located in the United States and Canada reflects the early stage vaccine discovery work done in Canada, and the development and regulatory work done in both Canada and the United States, which progresses our vaccine candidates through the development pipeline to commercial launch. The commercial operations based in Canada produces, sells and markets our vaccine products and includes administration costs such as senior management, business development, finance, human resources and information technology.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


18. SEGMENT INFORMATION (CONTINUED)


                                                                            June 30, 2004 (unaudited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $
        Net revenues                                                     -              3,948               3,948

        Adjusted cost of sales                                           -              3,897               3,897
        -----------------------------------------------------------------------------------------------------------
        Adjusted gross profit                                            -                 51                  51
        -----------------------------------------------------------------------------------------------------------

        Adjusted research and development                            8,366                  -               8,366
        Adjusted other operating expenses                              551              6,473               7,024
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating expenses                                  8,917              6,473              15,390
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating loss                                     (8,917)            (6,422)            (15,339)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

                                                                            June 30, 2003 (unaudited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $
        Net revenues                                                     -              2,642               2,642

        Adjusted cost of sales                                           -              1,487               1,487
        -----------------------------------------------------------------------------------------------------------
        Adjusted gross profit                                            -              1,155               1,155
        -----------------------------------------------------------------------------------------------------------

        Adjusted research and development                            8,513                  -               8,513
        Adjusted other operating expenses (income)                     428              4,516               4,944
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating expenses                                  8,941              4,516              13,457
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating income (loss)                            (8,941)            (3,361)            (12,302)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


18. SEGMENT INFORMATION (CONTINUED)

                                                                           December 31, 2003 (audited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $
        Net revenues                                                     -             25,531              25,531

        Adjusted cost of sales                                           -             15,221              15,221
        -----------------------------------------------------------------------------------------------------------
        Adjusted gross profit                                            -             10,310              10,310
        -----------------------------------------------------------------------------------------------------------

        Adjusted research and development                           17,381                  -              17,381
        Adjusted other operating expenses                              824              7,694               8,518
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating expenses                                 18,205              7,694              25,899
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating (loss) income                           (18,205)             2,616             (15,589)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

                                                                           December 31, 2002 (audited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $

        Net revenues                                                   583             13,465              14,048

        Adjusted cost of sales                                           -             10,937              10,937
        -----------------------------------------------------------------------------------------------------------
        Adjusted gross profit                                          583              2,528               3,111
        -----------------------------------------------------------------------------------------------------------

        Adjusted research and development                           11,170                  -              11,170
        Adjusted other operating expenses (income)                  (4,144)             7,575               3,431
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating expenses                                  7,026              7,575              14,601
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating loss                                     (6,443)            (5,047)            (11,490)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

                                                                           December 31, 2001 (audited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $
        Net revenues                                                   586              7,308               7,894

        Adjusted cost of sales                                           -             11,178              11,178
        -----------------------------------------------------------------------------------------------------------
        Adjusted gross profit (loss)                                   586             (3,870)             (3,284)
        -----------------------------------------------------------------------------------------------------------

        Adjusted research and development                           16,826                  -              16,826
        Adjusted other operating expenses                            1,133              4,607               5,740
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating expenses                                 17,959              4,607              22,566
        -----------------------------------------------------------------------------------------------------------
        Adjusted operating loss                                    (17,373)            (8,477)            (25,850)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


18. SEGMENT INFORMATION (CONTINUED)

                                                                            June 30, 2004 (unaudited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $

        Total assets                                                27,404             74,710             102,114
        -----------------------------------------------------------------------------------------------------------

        Property, plant and equipment                               24,967             49,829              74,796
        -----------------------------------------------------------------------------------------------------------

        Capital expenditure on property, plant
           and equipment                                               808              9,480              10,288
        -----------------------------------------------------------------------------------------------------------

                                                                            June 30, 2003 (unaudited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $

        Total assets                                                27,351             56,840              84,191
        -----------------------------------------------------------------------------------------------------------

        Property, plant and equipment                               25,701             35,957              61,658
        -----------------------------------------------------------------------------------------------------------

        Capital expenditure on property, plant
           and equipment                                             5,582             10,413              15,995
        -----------------------------------------------------------------------------------------------------------


                                                                           December 31, 2003 (audited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $

        Total assets                                                25,125             71,041              96,166
        -----------------------------------------------------------------------------------------------------------

        Property, plant and equipment                               24,245             42,485              66,730
        -----------------------------------------------------------------------------------------------------------

        Capital expenditure on property, plant
           and equipment                                               490              7,149               7,639
        -----------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------



18. SEGMENT INFORMATION (CONTINUED)


                                                                           December 31, 2002 (audited)
                                                             ------------------------------------------------------
                                                                                   Commercial
                                                                    R&D            operations            Total
                                                             ------------------------------------------------------
                                                                     $                  $                  $

        Total assets                                                21,983             47,512              69,495
        -----------------------------------------------------------------------------------------------------------

        Property, plant and equipment                               22,774             30,605              53,379
        -----------------------------------------------------------------------------------------------------------

        Capital expenditure on property, plant
           and equipment                                               762              3,004               3,766
        -----------------------------------------------------------------------------------------------------------

        Adjustments to reconcile adjusted gross profit (loss) and adjusted operating loss to reported gross profit (loss) and reported operating loss, respectively, are as follows:

                                         Six months ended                          Years ended
                                     --------------------------  --------------------------------------------------
                                     June 30,       June 30,       December 31,    December 31,      December 31,
                                       2004           2003             2003            2002              2001
                                     ------------------------------------------------------------------------------
                                         $              $          $                    $                  $
                                    (unaudited)    (unaudited)       (audited)      (audited)          (audited)
        TOTAL NET REVENUES              3,948            2,642           25,531           14,048            7,894
        -----------------------------------------------------------------------------------------------------------

        Adjusted cost of sales          3,957            1,487           15,221           10,937           11,178
        Depreciation                    1,157            1,130            2,118            1,577              720
        Technical operations            1,858            1,476            2,615              733              521
        -----------------------------------------------------------------------------------------------------------
        Cost of sales, as reported      6,972            4,093           19,954           13,247           12,419
        -----------------------------------------------------------------------------------------------------------
        GROSS PROFIT (LOSS), AS
           REPORTED                    (3,024)          (1,451)           5,577              801           (4,525)
        -----------------------------------------------------------------------------------------------------------

        Adjusted operating expenses    16,001           14,335           27,904           16,400           25,070

           Contract termination costs       -                -                -                -            6,424
           Depreciation                   868            1,271            2,164            1,764            2,640
           Impairment of property,
               plant and equipment        194                -            1,712                -                -
           Technical operations        (1,858)          (1,475)          (1,756)            (735)            (520)
        -----------------------------------------------------------------------------------------------------------
           Operating expenses, as
               reported                15,205           14,131           30,024           17,429          (33,614)
        -----------------------------------------------------------------------------------------------------------
           OPERATING LOSS, AS
               REPORTED               (18,229)         (15,582)         (24,447)         (16,628)         (38,139)
        -----------------------------------------------------------------------------------------------------------

        Interest expense                  (35)              (9)             (19)             (82)            (118)
        Other (expense) income, net      (625)           2,478            3,106             (799)          (7,194)
        -----------------------------------------------------------------------------------------------------------
        LOSS BEFORE INCOME TAXES      (18,889)         (13,113)         (21,360)         (17,509)         (45,451)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


18. SEGMENT INFORMATION (CONTINUED)

    Material customer

    In the years set out below, the Government, representing all the provinces and territories of Canada, accounted for greater than 10% of the Company's total net revenue.

                              As at June 30,                                       As at December 31,
                -------------------------------------      --------------------------------------------------------
                        2004                 2003                  2003               2002              2001
                ---------------------------------------------------------------------------------------------------
                  $           %         $           %         $           %         $         %      $         %
                    (unaudited)           (unaudited)            (audited)          (audited)         (audited)

                 1,496       38        1,000       38       19,615       78       10,401     75      4,306     59
                ---------------------------------------------------------------------------------------------------
                ---------------------------------------------------------------------------------------------------

    Amounts outstanding for product sales to the Government are $13,743 and $5,904 as of December 31, 2003 and 2002 respectively.

    Amounts outstanding for product sales to the Government are $206 and $29 as of June 30, 2004 and 2003, respectively.

    The Company expects that a significant portion of its future revenue will continue to be generated by sales to the Government and a limited number of other customers.

    Geographic:

    The total property, plant and equipment by country, are as follows:

                                                               As at                            As at
                                                   --------------------------    ----------------------------------
                                                    June 30,         June 30,     December 31,       December 31,
                                                      2004             2003           2003               2002
                                                   ----------------------------------------------------------------
                                                        $                $              $                  $
                                                   (unaudited)      (unaudited)     (audited)          (audited)

        Canada                                          49,832                            40,111           30,747
        United States                                   24,967                            26,619           22,632
        -----------------------------------------------------------------------------------------------------------
                                                        74,799                            66,730           53,379
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

    All revenue originates in Canada. The total revenue by country of destination, is as follows:

                                                                 As at                          As at
                                                            --------------       ----------------------------------
                                                               June 30,           December 31,       December 31,
                                                                 2004                 2003               2002
                                                            -------------------------------------------------------
                                                                   $                    $                  $
                                                              (unaudited)           (audited)          (audited)

        Canada                                                       3,749             25,243             13,260
        Other                                                          199                288                788
        -----------------------------------------------------------------------------------------------------------
                                                                     3,948             25,531             14,048
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------


19. DIVISIONAL EQUITY

    Divisional equity represents accumulated other comprehensive loss items of the Company and the effects of transfers between the Company and Shire which do not give rise to normal receivables or payables intended to be settled between the parties.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------



20. COMMITMENTS AND CONTINGENCIES

    (a) LEASES

        The Company leases facilities and certain office equipment under operating leases. The Company's commitments under the non-cancellable portion of all operating leases as of December 31, 2003 are as follows:

                                                          $

                            2004                           470
                            2005                           376
                                                    ----------
                                                           846
                                                    ----------
                                                    ----------

        Lease and rental expense included in selling, general and administrative expenses and cost of goods sold in the combined statements of operations amounted to $ 472, $303 and $301 for the years ending December 31, 2003, 2002 and 2001, respectively and $231 and $225 for the six-month periods ended June 30, 2004 and June 30, 2003, respectively.

    (b) OTHER CONTRACTUAL COMMITMENTS

        (i) Government of Canada

            In 2001, the Company signed a ten-year non-cancelable contract with the Government to assure a state of readiness in the case of an influenza pandemic (worldwide epidemic) and to provide influenza vaccine for all Canadian citizens in such an event (hereinafter referred to as the Pandemic contract.)

            The concept of a state of readiness against an influenza pandemic requires the development of sufficient infrastructure and capacity in Canada to provide for domestic vaccine needs in the event of an influenza pandemic. The Company is committed to provide 32 million doses of single-strain (monovalent) flu vaccine within a production period of 16 weeks. The Company has therefore begun a process of expanding its production capacity in order to meet this objective within a five-year period ending January 2006.

            The Company is committed to funding capital expenditures for the purpose of achieving the level of pandemic readiness required in the Pandemic contract. These costs are estimated to be approximately $13,900 (CAD$18,000). The Government has agreed to reimburse the Company for $10,400 (CAD$13,500) of these costs. At the end of the contract, the Company is committed to reimburse the Government (based on net book value) for the capital assets that it funded and that can be used by the Company for production of trivalent vaccine or other products.

            As a condition of the Pandemic contract, BioChem entered into an irrevocable standby letter of credit of $19,000 (CAD$24,500) on behalf of the Company. The standby letter of credit is collateralized by BioChem's cash.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

20. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    (B) OTHER CONTRACTUAL COMMITMENTS (CONTINUED)

        (i) Government of Canada (continued)

            In addition, under this contract, the Company is required to supply the Government with a substantial proportion of its annual influenza vaccine requirements over a ten-year period ending March 2011. Subject to mutual agreement, the contract can be renewed for a further period of between one and ten years.

            The Company is also committed to the expansion of its vaccine production facility located in Quebec City. A new building, which will be located alongside the existing vaccine production facility in the Quebec Metro High Tech Park, is expected to cost approximately $37,800 (CAD$48.8 million). Construction of this facility commenced in November 2003 and it is expected that this facility will be operational in 2006.

        (ii) TPC funding

            In March 2000, the Company entered into a funding agreement with TPC relating to the research and development of recombinant protein vaccine (the "TPC Funding Agreement"). The TPC Funding Agreement has as its objective the creation in Canada of skilled scientific and technological jobs in the research and development field, the local manufacture of developed products, capital investment and financial return on investment.

            The TPC agreed to a total contribution not to exceed $61,900 (CAD$80.0 million). Such contribution is repayable to the TPC in the form of royalties of the net sales value (gross invoice amounts less discounts, taxes and delivery costs) if the products become commercialized. The Company is obligated to pay such royalties in the period up to December 31, 2016. No obligations have been recorded with respect to this obligation as the conditions for repayment have not yet been met.

            As a condition of the TPC Funding Agreement, the Company has an obligation to build a vaccine research facility in Canada. The construction of the vaccine research center in Laval, Canada will represent an investment of approximately $27,600 (CAD$35.6 million) and should be completed in December 2004.

            The TPC Funding Agreement requires the Company to comply with certain conditions as outlined in the agreement. Any violation of such conditions allows the TPC to declare the Company in default and may result in repayment of all previous funding. In July 2003, the TPC ceased reimbursement of eligible expenses due to an anticipatory breach resulting from the sale of the Company by Shire. Shire intends to obtain approval of the TPC prior to the sale and avoid an actual breach of the TPC Funding Agreement.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

20. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    (b) OTHER CONTRACTUAL COMMITMENTS (CONTINUED)

       (ii) TPC funding (continued)

            The TPC Funding Agreement, together with Quebec tax credits, has been applied to reduce research and development expenses as follows:


                                                                                                         Total
                                                                Research &           Funding          Research &
                                                                Development        Reductions         Development
                                                             ------------------------------------------------------
                                                                     $                  $                  $
                FOR THE SIX-MONTH PERIOD
                   ENDING JUNE 30, 2004 (UNAUDITED)                 12,611             (2,629)              9,982

                For the six-month period ending
                   June 30, 2003 (unaudited)                        11,840             (1,473)             10,367

                For the year ending December 31, 2003
                   (audited)                                        23,476             (2,597)             20,879

                For the year ending December 31, 2002
                   (audited)                                        18,590             (2,791)             15,799

                For the year ending December 31, 2001
                   (audited)                                        24,040             (4,179)             19,861

      (iii) Other commitments

            The Company has various purchase obligations for materials, supplies and investments incident to the ordinary conduct of business.

            (i) The Company entered into supply agreements with two suppliers for the supply of embryonated eggs and fertilized eggs in order to ensure the Company's ability to meet its annual influenza production obligations, and its obligations in the event of a pandemic. Pursuant to this agreement, the Company is required to purchase a minimum of 90,000 and 105,000 eggs per day in 2003 and 2004 respectively. In addition, the Company is committed to purchasing eggs with an approximate value of $3,900 in 2004.

           (ii) In October 2002, the Company entered into a commercial agreement with Berna Biotech AG ("Berna Biotech") of Switzerland whereby the Company agreed to manufacture and supply its influenza vaccine to Berna Biotech for sale in international territories excluding Europe and North America. In return, Berna Biotech agreed to manufacture and supply its hepatitis B vaccines, Hepavax Gene and HepImmune and make them available for exclusive sale in Europe by the Company. Pursuant to the commercial agreement, the Company committed to funding a maximum of $2,500 of costs incurred in relation to such activities through 2004.

          (iii) The Company entered into a research and development collaboration and licensing agreement in 2002 with the University of Nottingham. Pursuant to the agreement, the Company committed funding of $120 for the year ending December 31, 2004.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

20. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    (b) OTHER CONTRACTUAL COMMITMENTS (CONTINUED)

      (iii) Other commitments (continued)

       (iv) The Company has entered into various research collaboration agreements whereby it will receive funding to develop and market certain products. In return, the Company will pay royalties on product sales (if the products become commercialized.) None of these products have been commercialized.

        (v) The Company has also committed to fund certain research work at the Centre Hospitalier de l'Universite Laval (CHUL). The committed funding for 2004 is $4,328.

    (c) CONTINGENCIES

        (i) Legal proceedings The Company accounts for litigation losses in accordance with SFAS No. 5, "Accounting for Contingencies", ("SFAS 5"). Under SFAS 5, loss contingency provisions are recorded for probable losses when management is able to reasonably estimate the loss. Where the estimated loss lies within a certain range and no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. In other cases, management's best estimate of the loss is recorded. These estimates are developed substantially earlier when the ultimate loss is known, and the estimates are refined each accounting period, in light of additional information being known. In instances where the Company is unable to develop a best estimate of loss, no litigation loss is recorded at that time. As information becomes known, a loss provision is set up when a best estimate can be made. The best estimates are reviewed quarterly and the estimates are changed when expectations are revised.

            From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. The Company does not believe there is any litigation pending that should have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.

            On June 28, 2004, Societe Innovatech Quebec et Chaudiere-Appalaches ("Innovatech") filed a motion with the Quebec Superior Court for a declaratory judgment seeking an order that the research and development project Streptococcus Pneumoniae is subject to the provisions of a financing agreement entered into on April 18, 1995 between Innovatech and the Company, where Innovatech funded a project for Streptococcus Pneumoniae in the amount of CAD$5.0 million. Should Innovatech be successful, Innovatech could be entitled to a royalty fee of 2% of the net sales of the project, if and when the project is developed and marketed by ID Biomedical Corporation of Quebec. Innovatech is not seeking any monetary award against Shire. Both Shire and ID Biomedical Corporation of Quebec are contesting Innovatech's motion.

       (ii) Guarantees

            The Company has, in the ordinary course of business, entered into various indemnification agreements with a variety of contractual parties including lenders, lessors, distributors, customers and certain vendors. All such indemnification agreements are entered into in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Management believes that such agreements do not otherwise have value separate and apart from the liabilities incurred. No liabilities have been recorded with respect to such indemnification agreements as of December 31, 2003.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


21. TRANSACTIONS WITH BIOCHEM

    As described in Note 1, the combined financial statements include the accounts of Shire Biologics and certain assets, liabilities and operations of Shire subsidiaries (hereafter referred to as Canadian operations).

    Funding to Shire Biologics, which operated independently, was completed through intercompany loans.

    The following table presents the ending intercompany balance between Shire Biologics and BioChem as of June 30, 2004, December 31, 2003 and 2002:

                                                               As at                            As at
                                                   --------------------------    ----------------------------------
                                                    June 30,         June 30,     December 31,       December 31,
                                                      2004             2003           2003               2002
                                                   ----------------------------------------------------------------
                                                        $                $              $                  $
                                                   (unaudited)      (unaudited)     (audited)          (audited)
        Receivable from BioChem                              -           20,219           (1,169)          (1,420)
        Payable to BioChem                             (69,831)         (20,114)          13,738           17,313
        -----------------------------------------------------------------------------------------------------------
        Net receivable (payable) to BioChem            (69,831)             105           12,569           15,893
        -----------------------------------------------------------------------------------------------------------

    The receivable from BioChem arose from an agreement under which BioChem reimburses Shire Biologics for all direct and indirect research and development costs incurred, plus 5%.

    The payable to BioChem results from the funding provided to allow Shire Biologics to pursue its business objectives due to a lack of third party revenue stream or outside borrowings. The funding from BioChem to Shire Biologics was in the form of non-interest bearing loans with no repayment date. Given that amounts will not be repaid, this balance has been included in divisional equity of the Company as a net contribution.

    The Canadian operations of the Company utilized BioChem's centralized cash management services and processes related to receivables, payables, payroll and other activities. Due to the nature of the accounting systems and given that the Canadian operations were part of BioChem and not a separate legal entity, a detailed analysis of the transactions comprising the deemed net contributions reflected in divisional equity cannot be prepared without unreasonable effort and expense. Biochem's accounting system cannot aggregate intra-company transactions by type.

    WARRANTS

    In connection with the TPC Funding Agreement, the Company was reimbursed for eligible costs (as defined in the TPC Funding Agreement) incurred outside of Canada in the years ending December 31, 2001 and 2000. In exchange for this reimbursement of costs incurred outside Canada, the TPC was granted a worldwide, royalty-free exclusive license, in perpetuity with the right to sublicense the project technology for research and development and manufacturing. The Company reacquired this license through the issuance of Shire warrants during the year ending 2002. These warrants are exercisable over a five-year term with an exercise price equal to the closing price on the date of issuance. The value of the warrants at the date of grant has been reflected as a research and development expense in the year ending December 31, 2002.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------

22. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH UNITED STATES GAAP TO CANADIAN GAAP

                                                               As at                            As at
                                                   --------------------------    ----------------------------------
                                                    June 30,         June 30,     December 31,       December 31,
                                                      2004             2003           2003               2002
                                                   ----------------------------------------------------------------
                                                        $                $              $                  $
                                                   (unaudited)      (unaudited)     (audited)          (audited)
        Reconciliation of net loss:
          United States GAAP - Net (loss)              (18,973)         (13,354)         (21,886)         (17,767)
        -----------------------------------------------------------------------------------------------------------

                                                                       As at                    As at
                                                                   ----------    ----------------------------------
                                                                     June 30,     December 31,       December 31,
                                                                       2004           2003               2002
                                                                   ------------------------------------------------
                                                                         $              $                  $
                                                                    (unaudited)     (audited)          (audited)
        Reconciliation of divisional equity:
        United States GAAP - Divisional equity                           87,350           84,908           60,933
        Adjustments
        Current translation adjustment (a)                               (2,743)          14,022              471
        Other comprehension income (a)                                    2,743          (14,022)            (471)
        Other comprehension income (b)                                      (53)              44             (596)
        -----------------------------------------------------------------------------------------------------------
          Canadian GAAP - Divisional equity                              87,297           84,952           60,337
        -----------------------------------------------------------------------------------------------------------


    (a) Foreign currency adjustment

        Under United States GAAP, translation adjustments relating to differences between the functional and reporting currency of an entity are reported as a component of other comprehensive (loss) income. Under Canadian GAAP these adjustments are reported as a separate component of divisional equity called current translation adjustment ("CTA").

    (b) Available-for-sale investments

        Under United States GAAP, long-term investments in public companies that have readily determinable fair values that are classified as available-for-sale are recorded at their fair values with unrealized gains and losses included in accumulated other comprehensive (loss) income, net of any related tax effect. Under Canadian GAAP, such investments are held at cost.

    (c) The following CICA Handbook Sections have been adopted early in order to minimize the reporting differences between United States and Canadian
        GAAP:

        (i) Employee Stock Option Plans - Handbook Section 3870.

       (ii) Impairment of property, plant and equipment except for goodwill and investments - Handbook Section 3063.

BIOLOGICS VACCINES
NOTES TO THE COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS OF US DOLLARS)
--------------------------------------------------------------------------------


22. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH UNITED STATES GAAP TO CANADIAN GAAP (CONTINUED)

      (iii) Accounting for Asset Retirement Obligations - Handbook Section
              3110.

      (iv) Revenue arrangements with Multiple deliverables - EIC 142.

       (v) Guarantor's Accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. - Acg 14

23. SUBSEQUENT EVENTS

    SALE OF THE COMPANY TO ID BIOMEDICAL CORPORATION

    On September 9, 2004, Shire BioChem and ID Biomedical Corporation have closed a transaction in which, through a combined asset and share acquisition, ID Biomedical Corporation acquired the human vaccine business conducted by the Company and its US subsidiary, Shire Biologics. ID Biomedical Corporation acquired the Company for a price of US$120,000, $30,000 of which has been received upon closing and $30,000 of it has been placed in trust in the form of a promissory note which will be accessible by Shire Biochem in a year. Shire BioChem also received $60,000 in subscription receipts as part of the total $120,000 consideration. In addition, at the closing, ID Biomedical Corporation and an affiliate of Shire BioChem, Shire LLC, have entered into a Loan Facility Agreement under which Shire LLC will provide ID Biomedical Corporation with a secured credit facility of up to US$100,000 to be used by ID Biomedical Corporation over a four-year period to finance the continued development of certain flu products and pipeline products. The facility used for the development of flu products is repayable out of the income from the non-Canadian sales of the flu products, as well as flu product sales that are developed utilizing the funding facility. Likewise, the facility used for the development of pipeline products is repayable out of the income from the non-Canadian sales of the pipeline products, as well as pipeline product sales that are developed utilizing the funding facility.

    As a part of the transaction, ID Biomedical has made a commitment to fund a Research Chair at the INRS in the amount of one million dollars (CAN$1,000,000) payable over a five-year period related to its Biomedical vaccine development programs. The research funding is scheduled to begin no later than December 31, 2004.

24. COMPARATIVE FIGURES

    Certain of the comparative figures have been reclassified to conform to the current year's presentation.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By: /s/ Anthony F. Holler
                                         -------------------------------------

                                      Anthony F. Holler, Chief Executive Officer


Date: November 29, 2004












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